Exhibit 12.1

Computation of Earnings to Fixed Charges

	Year Ended December 31,
	2010		2009		2008		2007		2006
	(in thousands, except for ratios)

Ratio of Earnings to Fixed Charges:
Earnings:
Income from continuing operations	$99,693		$146,847		$115,308		$168,868		$174,988
Fixed charges	53,994		30,348		42,428		48,340		32,546
Amortization of capitalized interest	2,202		2,124		747		620		186

Earnings available for fixed charges	$155,889		$179,319		$158,483		$217,828		$207,720

Fixed Charges:
Interest expensed	$50,199		$27,668		$29,049		$31,194		$23,271
Interest capitalized	—		—		8,800		12,600		6,500
Interest component of rental expense	3,795		2,680		4,579		4,546		2,775

Fixed Charges	$53,994		$30,348		$42,428		$48,340		$32,546

Ratio of earnings to fixed charges	2.9	x	5.9	x	3.7	x	4.5	x	6.4	x